ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

04035513

July 9, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUL 13 2004 WASH, D.C. 185 SECTION

Re: FJH AG (the "Company")
File No. 82-5077

SUPPL

Dear Sir or Madam:

Subsequent to our submission of May 26, 2004, enclosed please find

(1) a press release dated June 24, 2004,

(2) the invitation to the shareholders meeting on June 24, 2004 (in German and English language), and

(3) the 2003 annual report by the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

dlo 7/16

DOCSNY1:863595.1
13024-2 JG9

June 24, 2004

FILE NO.
82-5077

Press Release

Annual General Meeting of FJH AG decides on dividend of 0.40 Euro per share
No uniform trend on German markets due to uncertain general conditions
Expansion in Eastern Europe stimulated with opening of the insurance markets
Cost-cutting steps having an effect and will be continued
Executive board looking to a break-even result in 2004 and revenues of some 95 million Euro

Munich, 24 June 2004 The Annual General Meeting of FJH AG (ISIN DE0005130108), a consulting and software company for the insurance and pensions market, today adopted a resolution for a 0.40 Euro dividend payout. It thus took up the recommendation of both Executive and Supervisory Boards. The shareholders also voted for all the other agenda items by a large majority.

Business in 2003 and at the start of 2004 under the shadow of special factors
Looking back on the past fiscal year, Prof. Dr. Manfred Feilmeier, CEO of FJH, stressed that the anonymous accusations leveled against FJH in the last quarter of 2003 had had a serious adverse effect on operative business. "Despite us immediately refuting these accusations in their entirety, there was a marked reluctance to either place new orders or extend existing ones. This continued into 2004," said the Chief Executive.

Readiness to invest by the insurance business far from even
According to FJH, market trends are far from uniform both in the regions and segments. Whilst the Swiss and Eastern European markets are beginning to clearly pick up and are, in fact, positive, the presumption is one of a continuous sluggish trend in Germany. The continuing political discussions on life insurance and on private health insurance, in particular, are continuing to have a marked negative effect on the investment climate of insurance companies. Even after mastering the capital market problems, the industry is still very reluctant to initiate those IT investments which have been put off for so long - some of which are also urgent. This is again down to the vague general conditions on hand. At the same time other matters, such as Solvency II and IAS accounting, are in the pipeline. No solution for them can be envisaged over the next few years without IT investments. In view of the demographic situation, FJH AG anticipates a further rise in the industry's readiness to invest in company pension provisions in the short term.

Strategy for the future
Viewed against this background, future strategy rests on several pillars. Besides adaptation of the cost structure and further strengthening of sales, the substantial synergy potentials from the merger with Heubeck AG are, in particular, to be tapped still further. Here the extended customer base provides considerable potential for cross-selling. Initial successes have already been recorded over the past few months. As an example, the pension fund of an international group decided in favour of the SymAss policy management system.

With its standard software FJA ALAMOS currently being developed with a renowned insurance company, FJH AG is well placed to meet the ongoing IAS and Solvency II challenges.

FJH also sees good growth prospects continuing in Eastern Europe. Since insurance markets there are far from fully developed, a large accumulated demand for software deployment can be expected. Feilmeier feels that the opening of the Russian insurance market and the EU eastern extension, in particular, harbor considerable potential. The Rosno order from Russia

in May was a considerable step on the road to tapping these markets - an order which acts, in fact, as a beacon for the Eastern European market. Rosno is among the market leaders in Russia and is No. 1 there in certain fields. FJH software is already being used in ten Eastern European countries.

More cost cuts planned

The company has developed a right-sizing program tailored to the changed market situation. At the beginning of the year cost-cutting steps with an almost immediate effect were implemented. "Whilst these steps which we launched at the beginning of the year have eased the situation considerably, they must now be focused upon and be put on a permanent basis," said Feilmeier at the Annual General Meeting in Munich. Only by these means the company can secure its competitiveness over the long term and create a sound basis for further growth. Overall costs are to be cut by 9 million Euro in 2004 and by a further 8 million Euro in 2005.

Initial successes from sales campaign

Both these cost-cutting measures and the intensified sales activities are having an effect. The rewards are now being had from the substantial investments put into FJH's product and services spectrum last year. Feilmeier said that this broadened market offer had been very well received in the insurance industry. Already a number of insurers had opted to change to the 4.2 new release of Life Factory ® - the FJH key product.

The assumption of the Executive Board is for a break-even result overall for 2004, with revenues of roughly 95 million Euro. However, the result may be slightly on the negative side in view of the costs for personnel steps which to date have not been fully estimated.

About FJH:

FJH AG is a leading consulting and software firm for the insurance and pensions market. FJH's core software product is FJA Life Factory ®, which enables pension and insurance products to be developed, marketed and administered. The Company also produces software for health insurers, risk management systems and portal solutions, as well as offering an extensive portfolio of services ranging from the implementation and testing of software through to data migration and consulting in all matters relating to pensions provision.

Around half of all Germany's life insurance companies number among FJH's longstanding business partners. Through its subsidiary HEUBECK AG, the FJH Group provides consultancy services in the field of company pension provision to more than 1,000 companies including major groups and other industrial companies, professional pension funds and individuals, as well as associations, trade unions, ministries and government authorities.

In addition to its headquarters in Munich, the FJH Group has offices in Berlin, Hamburg, Cologne and Stuttgart. It also has subsidiaries in Switzerland, Austria, the USA and Slovenia. Worldwide, the FJH Group employs more than 1,000 people.

FJH was founded in 1980 by Prof. Dr. Manfred Feilmeier and Michael Junker. The company was listed in February 2000 and was included in the TecDAX premium index in March 2003.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 München
Tel. 089-76 901 144

FILE NO.
82-5077

INVITATION/AGENDA

INVITATION

We would like to invite our shareholders to the

General Shareholders' Meeting, which is going to take place

**on Thursday, June 24, 2004
at 10:00 AM**

at the Holiday Inn Munich City Centre
(former Forum Hotel München),
Hochstraße 3, 81669 München.

- ISIN: DE0005130108 - WKN: 513010 -

AGENDA

1. Presentation of the established annual financial statement and the approved group financial statement, the management report and the group management report, as well as the report of the Supervisory Board for the fiscal year 2003

2. Appropriation of the net profit for the fiscal year 2003

The Company has concluded contracts with two shareholders who each hold 1,946,947 shares; according to these contracts, the future payout entitlements (dividend entitlements) that would be based on the retained earnings for the fiscal year 2003 and that the subsequent resolution on the appropriation of profits would create for these two shareholders will not materialize. These contracts result in higher dividends for the remaining shareholders. As a consequence, only 4,326,106 shares are entitled to dividends. The Executive Board and the Supervisory Board will propose to appropriate the net profit for the fiscal year 2003 in the amount of 10,383,843.46 as follows:

a) to pay a dividend of EUR 0.40 per share, which amounts to a total of EUR 1,730,442.40

b) to carry forward the remaining profit in the amount of EUR 8,653,401.06

3. Approval of the acts of the members of the Executive Board

The Executive Board and the Supervisory Board will propose that discharge be granted to the members of the Executive Board for the fiscal year 2003.

4. Approval of the acts of the members of the Supervising Board

The Executive Board and the Supervisory Board will propose that discharge be granted to the members of the Supervisory Board for the fiscal year 2003

5. Selection of independent auditors for the fiscal year 2004

The Supervisory Board will propose to select KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as the independent auditors for the fiscal year 2004.

AGENDA

6. Authorization to purchase the Company's own shares according to section 71 (1) No. 8 AktG (German Stock Corporation Law)

The Company's existing authorization will expire on December 26, 2004.

The Executive Board and the Supervisory Board propose to resolve:

1. The authorization to purchase the Company's own shares that was granted on June 26, 2003, by resolution of the Shareholders' Meeting is rescinded.

2. The Company is authorized until December 24, 2005, to purchase its own shares for purposes other than trading with these own shares. The equivalent value for the purchase of these shares may not be more than 5% above or below the mean of the shares' market prices determined by the closing auction of the Xetra trading system on the 5 days preceding the purchase. The purchase may be made outside the stock exchange in compliance with the principle of equal treatment of all shareholders.

The company is authorized to sell these own shares it has purchased on the basis of this or a previous authorization in other ways than through the stock exchange or a public offer to all shareholders, so that it may offer Company shares to individual shareholders or third parties for purchase or offer them to shareholders or third parties in the context of mergers or acquisitions of other companies or interests in other companies.

The shareholders' purchase rights are excluded when the Company uses these own shares it has purchased to offer them to individual shareholders or third parties for purchase or to offer them to third parties in the context of mergers or acquisitions of other companies or interests in other companies.

When the Company's own shares are not sold in the context of mergers or acquisitions of other companies or interests in other companies, they may only be sold at a price that is not substantially below the market price of Company shares of equal ranking at the time of the sale.

The Executive Board is authorized to call in part or all of the Company's own shares that were purchased on the basis of the above authorization without any further resolution of the Shareholders' Meeting.

The authorization may be exercised on one or more occasions, as a whole or in portions. It is limited to the purchase of the company's own shares and may not exceed 10% of the company's share capital in total value.

Report of the Executive Board on agenda item 6 according to Section 71, Para. 1, No. 8 AktG in conjunction with Section 186, Para. 4, Sentence 2 AktG

When the Company purchases its own shares, it must observe the principle of equal treatment of all shareholders. The proposed resolution accommodates this principle. The resolution expressly stipulates that the shares be purchased in compliance with the principle of equal treatment of all shareholders. The purchase may be made through the stock exchange or outside the stock exchange, for example by means of a public purchase offer directed towards all shareholders. The resolution states the highest or lowest equivalent value that the company may pay for the shares it would like to purchase.

The Executive Board will decide on how the purchased shares will be used. These shares cannot be used for trade. The authorization is meant to enable the Company to flexibly react to specific company needs – acting in the interest of the Company and giving due consideration to the shareholders' concerns. For example, the Company may resell its own shares through the stock exchange or by means of a public purchase offer. But it should also be able to offer the purchased shares to individual third parties or shareholders outside the stock market. This is meant, for example, to create an opportunity to offer the shares to domestic or foreign institutional investors for purchase or to use the Company's own shares as a trade-off – as acquisition currency – for the acquisition of other companies or interests in other companies.

AGENDA

If the Company does not sell these own shares it acquired to individual shareholders or third parties for the purpose of acquiring other companies or interests in other companies, the shares may only be sold at a price that is not significantly below the market price of shares of equal ranking at the time of the sale, according to the provision of Section 186, Para.3, sentence 4 AktG. This is meant to reduce a dilution of the share price.

The authorization clarifies that the Executive Board may also decide on the use of Company shares that were acquired on the basis of a previous authorization. The *Executive Board is also authorized to call in part or all* of these own shares the Company acquired without any further resolution of the Shareholders' Meeting in order to lower the Company's share capital.

7. Creation of new authorized capital II and amendment to the Articles of Association

The Executive Board and the Supervisory Board propose to resolve:

For five years as of the entry of this authorization in the commercial registry of the company, the Executive Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company one or more times by a maximum total of nominally EUR 855,000.00 by issuing no-par shares in the name of the owner against investment in kind or in cash with dividend entitlements as of the beginning of the fiscal year during which the shares are issued (authorized capital II). With the approval of the Supervisory Board at each instance, the Executive Board is authorized to suspend the legal purchase right of the shareholders to issue new shares against investment in kind, in particular for the purpose of purchasing companies and interests in companies. The Executive Board is further authorized, with the approval of the Supervisory Board, the suspend the purchase rights of the shareholders in order to increase the share capital of the Company one or more times by a maximum total of nominally EUR 57,000.00 by issuing new no-par shares against cash investment at an issue price that is not substantially less than the stock market price of the shares at the time the issue price is stipulated.

1. If the Executive Board does not make use of the previously mentioned authorization to suspend purchase rights, the purchase rights of the shareholders can only be suspend for fractional shares. The Executive Board, with the approval of the Supervisory Board, is authorized to stipulate the further details of the capital increase and its implementation.

2. Section 5 of the Articles of Association (Share capital) is expanded by the following new Paragraph 3:

"(3) The Executive Board, with the approval of the Supervisory Board, is authorized for five years as of entry of this Section 5 (3) in the trade register of the company to increase the share capital of the Company one or more times by a maximum total of nominally EUR 855,000.00 by issuing no-par shares in the name of the owner against investment in kind or in cash with dividend rights as of the beginning of the fiscal year during which the shares are issued (authorized capital II). With the approval of the Supervisory Board at each instance, the Executive Board is authorized to suspend the legal purchase right of the shareholders to issue new shares against investment in kind, in particular for the purpose of purchasing companies and shares of companies. The Executive Board is further authorized, with the approval of the Supervisory Board, the suspend the purchase rights of the shareholders in order to increase the share capital of the Company one or more times by a maximum total of nominally EUR 57,000.00 by issuing new no-par shares against cash investment at an issue price that is not substantially less than the stock market price of the shares at the time the issue price is stipulated. If the Executive Board does not make use of the previously mentioned authorization to suspend purchase rights, the purchase rights of the shareholders can only be suspended for fractional shares. The Executive Board, with the approval of the Supervisory Board, is authorized to stipulate the further details of the capital increase and its implementation."

AGENDA

3. For clarification, that which was previously referred to as authorized capital in accordance with Section 5, Para. 2, Sentence 1 of the Articles of Association will be renamed authorized capital I. Therefore the words "authorized capital" have been replaced with the words "authorized capital I" in Section 5, Para. 2, Sentence 1.

   Report of the Executive Board on agenda item as per Section 186, Para. 4, Sentence 2, and Section 203, Para. 2, Sentence 2 AktG

   In agenda item 7 the Executive Board and the Supervisory Board have proposed to the Shareholders' Meeting a resolution to create new authorized capital II in the amount of EUR 855,000.00. In so doing, the Executive Board is to be authorized with the approval of the Supervisory Board to suspend the purchase rights of the shareholders in order to issue the new stocks against investment in kind, particularly for the purpose of purchasing companies and shares in companies. The Executive Board is further to be authorized, with the approval of the Supervisory Board, to suspend the purchase rights of the shareholders in order to increase the stock capital one or more times by a maximum of nominally EUR 57,000.00 in total by issuing new no-par shares at an issue price not substantially less than the market price of the shares off the entire company at the time the issue price is stipulated by the Executive Board.

The new version is intended to enable the Executive Board to react flexibly to market conditions. To achieve this goal, it is necessary to give the Executive Board the option, with the approval of the Executive Board, of suspending the purchase rights of the shareholders when the shares are to be issued against investment in kind. This applies particularly to the purposes of purchasing interests in other companies that require an appropriate amount of capital. The capital increase in this case is intended to give the Company the option in suitable individual cases of purchasing interests in companies or entire companies or parts of companies or other investments in kind through transfer of shares of the Company. The option in individual cases of paying for the purchase of an interest or other investment in kind by issuing shares of the company to the seller gives the company the option of implementing an expansion or filling out of its field of activity without straining its liquidity. This gives the company an instrument for taking advantage of any acquisition options using flexible financing methods.

The authorization covers both the purchase of participations as part of share deals, i.e. through purchase of participations in companies and purchase as part of asset deals, i.e. the takeover of a company or part of a company through purchase of the assets, rights, contract items, etc. that determine it, as well as the purchase of other investments in kind.

In each individual case, the Executive Board will check carefully whether the use of this instrument is necessary and whether the value of the new shares is in a reasonable relation to the value of the investments in kind to be purchased before seeking the approval of the Supervisory Board for a capital increase. The provision of the option of suspending the purchased rights of the shareholders by creating an authorized capital is necessary for these cases because convening the general shareholders' meeting to obtain a resolution on the particular concrete case is expensive and is often not possible for reasons of time.

The Executive Board is further to be authorized, with the approval of the Supervisory Board, to suspend the purchase rights of the shareholders in order to increase the stock capital one or more times by a maximum of nominally EUR 57,000.00 in total by issuing new no-par shares at an issue price not substantially less than the market price of the shares of the entire company at the time the issue price is stipulated by the Executive Board. This proposal is based on the provision Section 186, Para. 3, Sentence 4 AktG. The suspension of purchase rights is permitted after this if capital increase against cash investment does not exceed 10% of the share capital and the issue price does not differ substantially from the market price.

The Executive Board and the Supervisory Board of the company have also proposed to the Shareholders' Meeting to exclude if necessary fractional shares from the purchase rights of the shareholders. The primary reasons for this are technical; without an appropriate authorization, in individual cases, it may be impossible for the Executive Board to create an even purchase relation.

AGENDA

8. Authorization to issue convertible bonds and/or bonds with warrants, creation of authorized capital II and change in the articles of association

In order to have the future option of issuing convertible bonds and bonds with warrants, it will be proposed to the general shareholders' meeting to resolve an authorization to issue bonds and bonds with warrants as well as conditional capital to service the convertible bonds and bonds with warrants arising from this authorization.

The Executive Board and Supervisory Board therefore propose to resolve:

1. Authorization to issue convertible bonds and bonds with warrants

The Executive Board is authorized until June 23, 2009, with the approval of the Supervisory Board, to issue at one or more times convertible bonds and bonds with warrants registered in the name of the owner and/or in the name of the holder in the aggregate amount of up to EUR 160,000,000.00 and to grant conversion rights to the owners of these convertible bonds and option rights to the creditors the these bonds with warrants on up to 3,930,000 new no-par shares of the Company registered in the name of the holder after more detailed assessment of the conditions for conversion or exercise. The term of the convertible bonds and bonds with warrants can be up to 15 years.

The convertible bonds and bonds with warrants can be denominated in EUR or in any other legal currency in the appropriate value, for example that of an OECD country. They can also be issue by a 100% directly or indirectly foreign associated company of the Company. In such a case, the Executive Board will be authorized, with the approval of the Supervisory Board, to accept the guaranty for the convertible bonds and bonds with warrants for the company and to grant the owners or creditors of such convertible bonds and bonds with warrants conversion and option rights to new no-par shares of the company registered in the name of the holder.

The bond emissions are divided into partial debentures with equal entitlements within each.

In the case of issue of bonds with warrants, one or more warrants are included with each partial debenture that entitle the owner, after assessment of the option conditions by the Executive Board, to purchase no-par shares of the Company registered in the name of the owner.

The proportion of the share capital constituted by the no-par shares to be purchased for each partial debenture may not exceed the nominal amount of the partial debenture. The term of the option rights may be up to 15 years.

In the case of issue of convertible bonds, the owners or creditors of the partial debentures are entitled to convert their partial debentures into no-par shares registered in the name of the owner, after closer measure of the conversion conditions to be specified by the Executive Board. The exchange ratio is obtained by dividing the nominal amount of a partial debenture by the specified conversion price for a no-par share of the Company registered in the name of the owner. The exchange ratio can be rounded down to a whole conversion ratio. In addition, if necessary, a down payment to be paid in cash can be specified. It is also permitted to stipulate that fractional shares be combined and/or compensated in cash. The proportion of the share capital constituted by the share issued in the conversion may not exceed the nominal amount of the partial debenture. The convertible bond conditions can also provide for a conversion obligation at the end of the term or at an earlier point in time.

The bond conditions can specify that in the case of conversion or exercise of options or fulfillment of conversion obligations, the company can also grant its own stock. In addition it can be provided that the company does not grant stocks of the company to those with conversion or exercise rights,

AGENDA

but rather pays the equivalent amount in cash. It is also possible to specify in the conversion and exercise conditions that the number of shares to be procured when the conversion or option rights are exercised or after fulfillment of the conversion obligations or any exchange right in this regard is variable and/or that the conversion or option price can be changed during the term within a range to be specified based on the development of the share price or as a consequence of dilution protection regulations.

The conversion or option price to be specified in each case for no-par shares of the Company registered in the name of the owner is specified in Euros and must either be at least 80% of the average price of the stock in the closing auction of the Xetra trading system (or a corresponding successor system) on the ten stock market trading days before the day the Executive Board makes the resolution on the issue of the convertible bonds or bonds with warrants or at least 80% of the average price of the stock in the closing auction of the Xetra trading system (or a corresponding successor system) on the days during which the rights to purchase the convertible bonds or bonds with warrants are traded on the Frankfurt securities exchange (with the exception of the last two stock market trading days of purchase rights trading).

Irrespective of Section 9, Para.1 AktG, the conversion or option price is reduced due to a dilution protection clause after further determination of the conversion or exercise conditions through payment of an appropriate amount in cash at exercise of the conversion right or fulfillment of the conversion obligation or through reduction of the down-payment, if the company increases the share capital while granting a purchase right for its shareholders or issues or guarantees further convertible bonds or bonds with warrants or grants or guarantees other option rights, and no purchase right is granted to the owners of conversion or option rights or the owners or creditors of convertible bonds or bonds with warrants carrying conversion obligations in the same scope as that to which they would be entitled after exercise of their conversion or option rights or after fulfillment of conversion obligations.

The shareholders have a general right to purchase. The convertible bonds or bonds with warrants can also be taken over by a credit institute with the obligation to offer them to the shareholders for purchase. However the Executive Board is authorized, with the approval of the Supervisory Board and in appropriate application of Section 186, Para. 3, Sentence 4 AktG, to exclude the right of the shareholders to purchase bonds with conversion or option rights, if conversion and/or option rights are granted on no-par shares of the Company registered in the name of the owner amounting to not more than 10% of the share capital of the Company at the time this authorization takes effect and at the time of exercise. Sales of the company's own shares must be added to the amount limited to 10% of the share capital if the shares are sold with purchase rights excluded after this authorization takes effect due to an authorization in effect when this authorization takes effect or taking precedence over this authorization in accordance with Section 186, Para. 3, Sentence 4 AktG. In addition, those shares that are issued after this authorization takes effect utilizing an authorization to issue new shares from authorized capital as per Section 186, Para. 3, Sentence 4 AktG with the right to purchase excluded already resolved when this authorization takes effect or taking precedence over this authorization must be added to the amount limited to 10% of share capital. If the Executive Board makes use of this authorization to exclude purchase rights, the issue price may not substantially exceed the theoretical market price of the convertible bonds or bonds with warrants calculated according to accepted methods of financial mathematics.

At each new issue of shares, the Executive Board is obligated to obtain the report of recognized investment bank or auditing company confirming that the issue price of the convertible bonds or bonds with warrants does not differ substantially from the market price.

AGENDA

If the Executive Board does not make use of the previously mentioned authorization to exclude purchase rights, it is authorized, with the approval of the Supervisory Board, to exclude the purchase rights of shareholders on fractional shares and to exclude this purchase right if it is necessary in order to grant the owners of conversion or option rights on no-par shares of the company registered in the name of the owner and/or the owners or creditors of convertible bonds with conversion obligations a purchase right to the same extent as that to which they would be entitled after exercising their conversion or option rights or after fulfilling their conversion obligations.

The Executive Board is authorized, with the approval of the Supervisory Board, to stipulate the further details of the issue and the issue conditions, in particular the interest rate, the issue price and the term, or to determine them in agreement with the organs of the foreign associated companies issuing the shares.

2. Creation of new conditional capital II

The share capital of the Company will be increased conditionally by up to EUR 3,390,000.00 through the issue of up to 3,390,000 new no-par shares registered in the name of the owner (conditional capital II). The conditional capital increase is intended to facilitate the grating of shares to the owners or creditors of convertible bonds and bonds with warrants that were issued according to the authorization above.

The shares are issued at the conversion or option price determined in accordance with Number 1 above. The conditional capital increase is only to be performed if conversion or option rights are exercised or if conversion obligations from such convertible bonds and bonds with warrants are fulfilled and the Company's own stock is not used to service them.

The new shares participate in profits from the beginning of the fiscal year in which they arise through exercise of conversion or option rights or fulfillment of conversion obligations.

The Executive Board is authorized, with the approval of the Supervisory Board, to stipulate the further details of the implementation of the conditional capital increase.

3. Change in the Articles of Association

Section 5 of the Articles of Association (Share capital) is expanded by the following new Paragraph 7:

"(7) The share capital of the Company will be increased conditionally by up to EUR 3,390,000.00 through the issue of up to 3,390,000 shares of new no-par shares registered in the name of the owner (conditional capital II). The conditional capital increase will only be performed if the owners or creditors of convertible bonds or bonds with warrants which the Executive Board was authorized to issue by the General Shareholder's Meeting by the resolution of 24.06.2004 exercise their conversion and option rights on shares of the Company or fulfill their conversion obligations from such convertible bonds or bonds with warrants. The new shares are entitled to dividends as of the beginning of the fiscal year in which they are issued. The Executive Board is authorized, with the approval of the Supervisory Board, to stipulate the further details of the implementation of the conditional capital increase."

For clarification, that which was previously referred to as conditional capital in as per Section 5, Para. 6, Sentence 3 of the Articles of Association will be renamed conditional capital I. In Section 5, Para. 6, Sentence 3 of the Articles of Association, the words "conditional capital" have therefore been replaced by the words "conditional capital I".

The previous paragraphs 7-9 will be changed appropriately in their numbering. The previous paragraph 8 (now paragraph 9) will be changed as follows:

"(9) The Supervisory Board will be authorized to change the wording of Paragraphs 1-7 above in accordance with the extent of the capital increase from conditional capital or authorized capital."

AGENDA

Report of the Executive Board on agenda item 8 as per Section 221, Para. 4, in conjunction with Section 186, Para. 3, Sentence 4; Para. 4, Sentence 2 AktG

The creation of an authorization to issue convertible bonds and bonds with warrants will be proposed to the Shareholders' Meeting. After this authorization is granted, it will be possible to issue convertible bonds and bonds with warrants in the aggregate amount of EUR 160,000,000.00 authorizing purchase of up to 3,930,000 no-par shares of the Company registered in the name of the owner.

The issue of convertible bonds and bonds with warrants on shares of the company allows the procurement of capital at favorable conditions. The conversion and option premiums gained in this way benefit the company and allow the use of attractive financing options. Yet another opportunity to be provided, in addition to the granting of conversion and option rights, that of also establishing conversion obligations, expands the range of options for designing the financial instrument. The authorization gives the company the flexibility necessary for placing bonds itself or through wholly owned subsidiaries. Bonds can be issued in other currencies as well as in Euro, for example in the legal currency of an OECD country.

The shareholders must always be granted a purchase right. However the Executive Board is to be authorized, with the approval of the Supervisory Board, to suspend the purchase right in accordance with Section 186, Para. 3, Sentence 4 AktG if the issue of shares due to conversion and option rights is limited to 10% of the share capital of the company. The issue of new shares against cash must be added to this amount limited to 10% if the shares are issued with purchase rights excluded using a resolution already resolved at the point in time when this authorization takes effect or taking precedence over this authorization in accordance with Section 186, Para. 3, Sentence 4 AktG. The sale of the Company's own shares must also be added, if the shares are sold with purchase rights excluded using an authorization already resolved at the point in time when this authorization takes effect or taking precedence over this authorization in accordance with Section 186, Para. 3, Sentence 4 AktG.

This addition ensures that no convertible bonds or bonds with warrants are issued if it would lead to the purchase right being excluded for a total of more than 10% of the share capital through direct or indirect application of Section 186, Para. 3, Sentence 4 AktG without any business-related reason. This further limitation is in the interest of the shareholders who want to maintain their participation rate as far as possible.

This option of excluding the purchase right gives the company the flexibility to quickly take advantage of favorable capital market situations. The primary reason for this, in contrast to issuing convertible bonds and bonds with warrants with the right to purchase in force, is that the issue price can be stipulated directly before the placement, making it possible to avoid the risk of a change in the market price for the duration of a purchase right suspension.

In the case of such a purchase right suspension, the application of Section 186, Para. 3, Sentence 4 AktG leads to an obligation to specify an issue price not substantially below the market value. This is intended to accommodate the requirements of the shareholders for protection against the dilution of their proportion of participation in the company. The stipulation that the issue price of the convertible bonds and bonds with warrants be not substantially below the calculated market price provided for in this authorization would reduce the value of a purchase right to practically zero. To ensure that this requirement for the issue of convertible bonds and bonds with warrants is met, the issue price may not be substantially less than the theoretical market value of the convertible bonds and bonds with warrants as calculated according to accepted methods of financial mathematics. In this regard, the Executive Board is obligated to obtain a report from a recognized investment bank or auditing company confirming that the issue price of the convertible bonds and bonds with warrants is not substantially less than their market value. This ensures the protection of the shareholders from a dilution of their proportion of participation, and the shareholders suffer no economic disadvantage from an exclusion of the purchase right.

AGENDA

Shareholders who wish to maintain their share of the share capital of the Company may do so by purchasing additional shares on the market.

The Executive Board is also authorized, with the approval of the Supervisory Board, to exclude fractional shares from the purchase right. The amount of the particular issue volume and the representation of a practicable purchase ratio can yield such fractional shares. An exclusion of the purchase right in this case facilitates the implementation of the financing measure. The fractional shares excluded from the purchase right of the shareholders will be utilized in whatever manner is best for the company, either through sale, via the stock market, or in another manner.

In addition, the Executive Board is to be granted the option, with the approval of the Supervisory Board, of excluding the purchase rights of the shareholders to allow the owners of convertible bonds and bonds with warrants and the owners and creditors of convertible bonds with conversion obligations a purchase right in the extent to which they are entitled after exercising their conversion or option rights or fulfilling their conversion obligations. This offers the option of avoiding that the option or conversion price must be reduced for the owners of already existing conversion or option rights in accordance with the option or conversion conditions.

To increase flexibility, it is permitted to provide in the bond conditions that the Company does not grant shares to a party with a conversion right or option right, but rather pays the equivalent value in cash. In addition, it can be provided that the number of shares to be procured when exercising the option or conversion rights or fulfillment of the conversion obligations is variable and/or that the conversion or option price may vary within a range to be stipulated by the executive board based on the development of the stock market price or as a consequence of dilution protection regulations during the term.

At the same time, the conversion or option price to be stipulated for a share must be either at least 80% of the average stock market price of a share of the Company in the closing auction of the Xetra trading system (or a corresponding successor system) on the ten stock market trading days before the resolution is made by the Executive Board to issue the convertible bonds or bonds with warrants or at least 80% of the average stock market price of a share of the Company in the closing auction of the Xetra trading system (or a corresponding successor system) during the days on which the purchase rights are traded on the Frankfurt Securities Exchange with the exception of the two last stock market trading days of purchase right trading.

The conditional capital provided serves to service the conversion or option rights associated with the convertible bonds or a bond with warrants or to fulfill conversion obligations on shares of the Company, if the Company's own shares are not used for this purpose.

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PARTICIPATION

PARTCIPATION

Those shareholders who deposit their shares at the premises of the company or at one of the deposit offices listed below during normal business hours by Friday June 18, 2004 at the latest and leave them there to the end of the Shareholders' Meeting are authorized to participate in the Shareholders' Meeting. Deposit is also considered performed properly if the shares are deposited at a credit institute and held blocked until the end of the Shareholders' Meeting with the approval of a deposit office for the shares.

Deposit offices

- DZ BANK AG Deutsche Zentral-Genossenschaftsbank
- Baden-Wuerttembergische Bank AG
- Bayerische Hypo- und Vereinsbank AG

The shares can also be deposited at a German notary or securities collection office against issue of a certification until the specified point in time. In this case, the certification on the deposit of the shares in the original or in a notarized copy must be provided to the company by Monday, June 21, 2004.

Shareholders' who do not want to take part personally in the General Shareholders' Meeting can have their voting rights exercised by a proxy if the necessary power of authority is granted, for example by the credit institute holding the deposit, a shareholders' association, or another person of their choice.

As a special service, we offer to allow our shareholders to empower a proxy bound by instructions named by the company. The company has appointed Mr. Winfried Stanislaus as proxy. Shareholders who wish to grant a power of authorization to a proxy appointed by the *Company require an entry ticket to the General* Shareholders' Meeting.

Powers of authorization and instructions must be *provided in writing. Our shareholders receive the* necessary documents and information together with the entry ticket. Please send the completed power of authorization and instruction forms in the original to the FJH AG, Investor Relations Department, Leonhard-Moll-Bogen 10, 81373 Munich by Monday, June 21, 2004 at the latest. Timely deposit of the shares in accordance with the regulations above is required, even if a power of authority is granted to a proxy appointed by the Company.

Counter-motions to proposals of the Executive Board or Supervisory Board on a particular point of the agenda in accordance with Section 126, Abs. 1 AktG must be directed by Friday, June 11, 2004 (date of receipt) exclusively to:

FJH AG, Dr. Thomas Meindl
Leonhard-Moll-Bogen 10, 81373 Munich
Or by e-mail to: Thomas.meindle@fjh.com

The presence of counter-motions and their wording will be provided immediately to the shareholders via Internet. They can be accessed at the Internet address of FJH AG (http://www.fjh.com). Any responses will also be published at the Internet address mentioned.

FJH AG
The Executive Board

May 2004

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DIRECTIONS TO THE HOTEL HOLIDAY INN MUNICH CITY CENTRE (PREVIOUSLY FORUM HOTEL)

The Hotel Holiday Inn Munich City Centre is across from the Gasteig Cultural Center (philharmonic), only a few minutes by foot from the Deutsches Museum and Marienplatz.

The "Rosenheimer Platz" local train station (S-Bahn), with direct connection to the entire Munich subway and local train system (S- and U-Bahn), including the airport lines S8 and S1, is within the building complex.

Hotel Holiday Inn Munich City Centre

Hochstrasse 3	Tel.: +49 89 4803-0
81669 Munich	Fax: +49 89 4488277

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EINLADUNG ZUR HAUPTVERSAMMLUNG DER FJH AG AM 24.06.2004

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EINLADUNG

Wir laden hiermit unsere Aktionäre zu der

am Donnerstag, den 24. Juni 2004
um 10.00 Uhr

im Holiday Inn Munich City Centre
(vormals Forum Hotel München),
Hochstraße 3, 81669 München,
stattfindenden ordentlichen Hauptversammlung ein.

- ISIN: DE0005130108 - WKN: 513010 -

TAGESORDNUNG

1. Vorlage des festgestellten Jahresabschlusses und des gebilligten Konzernabschlusses sowie des Lageberichts der Gesellschaft und des Konzerns mit dem Bericht des Aufsichtsrats für das Geschäftsjahr 2003

2. Verwendung des Bilanzgewinns des Geschäftsjahrs 2003

Die Gesellschaft hat mit zwei Aktionären mit einer Stückzahl von jeweils 1.946.947 Aktien Verträge abgeschlossen, wonach deren künftige Auszahlungsansprüche (Dividendenansprüche) aus dem Bilanzgewinn des Geschäftsjahrs 2003 gegenüber der Gesellschaft, die durch den nachfolgenden Gewinnverwendungsbeschluss entstehen würden, nicht zur Entstehung gelangen. Mit diesen Verträgen stehen den übrigen Aktionären höhere Dividenden zu. Dividendenberechtigt sind damit nur 4.326.106 Aktien. Vorstand und Aufsichtsrat schlagen vor, den Bilanzgewinn des Geschäftsjahrs 2003 in Höhe von Euro 10.383.843,46 wie folgt zu verwenden:

a) Zahlung einer Dividende von Euro 0,40 pro Aktie, gesamt somit Euro 1.730.442,40

b) Gewinnvortrag des verbleibenden Betrages von Euro 8.653.401,06 auf neue Rechnung

3. Entlastung der Mitglieder des Vorstands

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2003 Entlastung zu erteilen.

4. Entlastung der Mitglieder des Aufsichtsrats

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2003 Entlastung zu erteilen.

5. Wahl des Abschlussprüfers für das Geschäftsjahr 2004

Der Aufsichtsrat schlägt vor, die KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, München, zum Abschlussprüfer für das Geschäftsjahr 2004 zu wählen.

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6. Ermächtigung zum Erwerb eigener Aktien gemäß § 71 Abs. 1 Nr. 8 AktG

Die bestehende Ermächtigung der Gesellschaft endet am 26. Dezember 2004.

Vorstand und Aufsichtsrat schlagen vor, zu beschließen:

1. Die mit Beschluss der Hauptversammlung vom 26. Juni 2003 erteilte Ermächtigung zum Erwerb eigener Aktien wird aufgehoben.

2. Die Gesellschaft wird bis zum 24. Dezember 2005 ermächtigt, eigene Aktien der Gesellschaft zu anderen Zwecken als dem Handel mit eigenen Aktien zu erwerben. Der Gegenwert für den Erwerb dieser Aktien – der unter Wahrung des Gleichbehandlungsgrundsatzes aller Aktionäre auch außerhalb der Börse erfolgen kann – darf den Mittelwert der Börsenkurse der Aktie an den dem Erwerb vorausgehenden fünf Börsenhandelstagen in der Schlussauktion im Xetra-Handelssystem um nicht mehr als 5% über- oder unterschreiten.

   Die Gesellschaft wird ermächtigt, die Veräußerung der aufgrund dieser oder einer früheren Ermächtigung erworbenen eigenen Aktien in anderer Weise als über die Börse oder durch Angebot an alle Aktionäre vorzunehmen, um Aktien der Gesellschaft einzelnen Aktionären oder Dritten zum Erwerb sowie Aktionären oder Dritten im Rahmen des Zusammenschlusses mit Unternehmen oder im Rahmen des Erwerbs von Unternehmen oder Beteiligungen an Unternehmen anzubieten.

   Das Bezugsrecht der Aktionäre wird ausgeschlossen, soweit die von der Gesellschaft erworbenen eigenen Aktien verwendet werden, um Aktien der Gesellschaft einzelnen Aktionären oder Dritten zum Erwerb sowie Dritten im Rahmen des Zusammenschlusses mit Unternehmen oder im Rahmen des Erwerbs von Unternehmen oder Beteiligungen an Unternehmen anzubieten.

   Erfolgt die Veräußerung der eigenen Aktien nicht zum Zwecke des Zusammenschlusses mit Unternehmen oder Erwerbs von Unternehmen oder Beteiligungen an Unternehmen, dürfen die eigenen Aktien an einzelne Aktionäre oder Dritte nur zu einem Preis veräußert werden, der den Börsenkurs von Aktien der Gesellschaft gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.

   Der Vorstand ist ermächtigt, die aufgrund vorstehender Ermächtigung erworbenen eigenen Aktien der Gesellschaft zum Teil oder insgesamt ohne weiteren Hauptversammlungsbeschluss einzuziehen.

   Die Ermächtigung kann einmal oder mehrmals, ganz oder in Teilen ausgeübt werden. Sie ist auf den Erwerb von eigenen Aktien der Gesellschaft mit einem Anteil am Grundkapital der Gesellschaft von insgesamt bis zu 10 % beschränkt.

Bericht des Vorstands zu TOP 6 gemäß § 71 Abs. 1 Nr. 8 AktG i.V.m. § 186 Abs. 4 Satz 2 AktG

Bei dem Erwerb eigener Aktien ist der Grundsatz der Gleichbehandlung der Aktionäre einzuhalten. Die vorgeschlagene Beschlussfassung trägt diesem Grundsatz Rechnung. Der Beschluss schreibt ausdrücklich vor, dass der Gleichbehandlungsgrundsatz aller Aktionäre beim Erwerb der Aktien zu beachten ist. Der Erwerb kann über die Börse oder außerhalb der Börse, beispielsweise durch ein öffentliches Kaufangebot an alle Aktionäre, erfolgen. Für jeden Fall des Erwerbs legt der Beschluss den höchsten bzw. niedrigsten Gegenwert fest, den die Gesellschaft für die zu erwerbenden Aktien zahlen kann.

Über die Verwendung der erworbenen Aktien beschließt der Vorstand. Die Verwendung zum Zwecke des Handels mit eigenen Aktien ist ausgeschlossen. Die Ermächtigung soll die Gesellschaft in die Lage versetzen, im Interesse der Gesellschaft und unter Wahrung der Belange der Aktionäre flexibel auf die jeweiligen geschäftlichen Erfordernisse reagieren zu können. So kann die Gesellschaft die eigenen Aktien über die Börse oder durch ein öffentliches Angebot wieder veräußern. Die Gesellschaft soll aber auch in die Lage versetzt werden, die erworbenen Aktien außerhalb der Börse einzelnen Dritten oder Aktionären zum Kauf anzubieten. Hierdurch soll zum Beispiel die Möglichkeit geschaffen werden, institutionellen Anlegern im In- und Ausland Aktien zum Kauf anbieten oder eigene Aktien als Gegenleistung für den Erwerb von Unternehmen oder Beteiligungen an Unternehmen als Akquisitionswährung verwenden zu können.

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Für den Fall, dass die Gesellschaft erworbene eigene Aktien nicht zum Zwecke des Erwerbs von Unternehmen oder Beteiligungen an Unternehmen an einzelne Aktionäre oder Dritte veräußert, dürfen die Aktien entsprechend der Regelung des § 186 Abs. 3 Satz 4 AktG nur zu einem Preis veräußert werden, der den Börsenkurs der Aktie mit gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Hierdurch wird eine Verwässerung des Aktienkurses reduziert.

Die Ermächtigung stellt klar, dass der Vorstand ebenfalls über die Verwendung der aufgrund einer früheren Ermächtigung erworbenen Aktien der Gesellschaft entscheidet. Der Vorstand wird auch ermächtigt, die erworbenen eigenen Aktien zum Teil oder insgesamt ohne weiteren Hauptversammlungsbeschluss mit der Folge einzuziehen, dass hierdurch das Grundkapital der Gesellschaft herabgesetzt wird.

7. Schaffung eines neuen genehmigten Kapitals II und Satzungsänderung

Vorstand und Aufsichtsrat schlagen vor, zu beschließen:

1. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats von der Eintragung dieser Ermächtigung im Handelsregister der Gesellschaft an für fünf Jahre das Grundkapital der Gesellschaft einmal oder mehrmals um bis zu insgesamt nominal Euro 855.000,-- durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- und/oder Sacheinlagen mit Gewinnberechtigung ab Beginn des im Zeitpunkt der Ausgabe laufenden Geschäftsjahrs zu erhöhen (Genehmigtes Kapital II). Der Vorstand wird ermächtigt, jeweils mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre auszuschließen, um die neuen Aktien gegen Sacheinlagen, insbesondere zum Zwecke des Erwerbs von Unternehmen oder Beteiligungen an Unternehmen, auszugeben. Der Vorstand ist weiter berechtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, um das Grundkapital der Gesellschaft einmal oder mehrmals um bis zu insgesamt nominal Euro 57.000,-- durch Ausgabe neuer Stückaktien gegen Bareinlagen zu einem Ausgabebetrag zu erhöhen, der den Börsenpreis der Aktien der gesamten Gesellschaft zum Zeitpunkt der Festlegung des Ausgabebetrags durch den Vorstand nicht wesentlich unterschreitet. Sofern der Vorstand von den vorgenannten Ermächtigungen zum Bezugsrechtsausschluss keinen Gebrauch macht, kann das Bezugsrecht der Aktionäre nur für Spitzenbeträge ausgeschlossen werden. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Kapitalerhöhung und ihrer Durchführung festzusetzen.

2. § 5 der Satzung (Grundkapital) wird um folgenden neuen Absatz 3 erweitert:

   "(3) Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats von der Eintragung dieses § 5 Abs. 3 im Handelsregister der Gesellschaft an für fünf Jahre das Grundkapital der Gesellschaft einmal oder mehrmals um bis zu insgesamt nominal Euro 855.000,-- durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- und/oder Sacheinlagen mit Gewinnberechtigung ab Beginn des im Zeitpunkt der Ausgabe laufenden Geschäftsjahrs zu erhöhen (Genehmigtes Kapital II). Der Vorstand ist ermächtigt, jeweils mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre auszuschließen, um die neuen Aktien gegen Sacheinlagen, insbesondere zum Zwecke des Erwerbs von Unternehmen oder Beteiligungen an Unternehmen, auszugeben. Der Vorstand ist weiter berechtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, um das Grundkapital der Gesellschaft einmal oder mehrmals um bis zu insgesamt nominal Euro 57.000,-- durch Ausgabe neuer Stückaktien gegen Bareinlagen zu einem Ausgabebetrag zu erhöhen, der den Börsenpreis der Aktien der gesamten Gesellschaft zum Zeitpunkt der Festlegung des Ausgabebetrags durch den Vorstand nicht wesentlich unterschreitet. Sofern der Vorstand von den vorgenannten Ermächtigungen zum Bezugsrechtsausschluss keinen Gebrauch macht, kann das Bezugsrecht der Aktionäre nur für Spitzenbeträge ausgeschlossen werden. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Kapitalerhöhung und ihrer Durchführung festzusetzen."

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3. Zur Klarstellung wird das bisherige gemäß § 5 Abs. 2 Satz 1 der Satzung bezeichnete Genehmigte Kapital in Genehmigtes Kapital I umbenannt. In § 5 Abs. 2 Satz 1 der Satzung werden deshalb die Worte "Genehmigtes Kapital" durch die Worte "Genehmigtes Kapital I" ersetzt.

Bericht des Vorstands zu TOP 7 gemäß § 186 Abs. 4 Satz 2, § 203 Abs. 2 Satz 2 AktG

Vorstand und Aufsichtsrat haben der Hauptversammlung in TOP 7 vorgeschlagen, die Schaffung eines neuen genehmigten Kapitals II in Höhe von insgesamt Euro 855.000,-- zu beschließen. Der Vorstand soll dabei ermächtigt werden, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, um die neuen Aktien gegen Sacheinlagen, insbesondere zum Zwecke des Erwerbs von Unternehmen oder Unternehmensbeteiligungen, auszugeben. Der Vorstand soll ferner berechtigt sein, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, um das Grundkapital der Gesellschaft einmal oder mehrmals um bis zu insgesamt nominal Euro 57.000,-- durch Ausgabe neuer Stückaktien gegen Bareinlagen zu einem Ausgabebetrag zu erhöhen, der den Börsenpreis der Aktien der gesamten Gesellschaft zum Zeitpunkt der Festlegung des Ausgabebetrags durch den Vorstand nicht wesentlich unterschreitet.

Durch die Neufassung soll der Vorstand in die Lage versetzt werden, flexibel auf Marktgegebenheiten reagieren zu können. Um diesen Zweck erreichen zu können, ist es erforderlich, dem Vorstand die Möglichkeit an die Hand zu geben, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre ausschließen zu können, wenn die Aktien gegen Sacheinlage ausgegeben werden sollen. Das gilt insbesondere zum Zwecke des Erwerbs von Beteiligungen an anderen Unternehmen, für die ein entsprechender Kapitalbedarf erforderlich wird. Die Kapitalerhöhung soll damit der Gesellschaft die Möglichkeit geben, in geeigneten Einzelfällen Beteiligungen an Unternehmen oder Unternehmen bzw. Unternehmensteilen oder andere Sacheinlagen gegen Überlassung von Aktien der Gesellschaft erwerben zu können. Durch die Möglichkeit, im Einzelfall den Erwerb einer entsprechenden Beteiligung oder einer anderen Sacheinlage durch die Ausgabe von Aktien der Gesellschaft an den Veräusserer zu bezahlen, hat die Gesellschaft die Möglichkeit, eine Expansion und/oder Komplettierung ihres Tätigkeitsgebiets ohne eine Belastung ihrer Liquidität durchzuführen. Die Gesellschaft hat damit ein Instrument, eventuelle Akquisitionsmöglichkeiten unter Zuhilfenahme flexibler Finanzierungsmöglichkeiten zu realisieren. Die Ermächtigung erstreckt sich sowohl auf den Erwerb von Beteiligungen im Rahmen sog. share deals, d.h. durch den Erwerb von Gesellschaftsanteilen, als auch auf den Erwerb im Rahmen sog. asset deals, d.h. die Übernahme eines Unternehmens oder Unternehmensteils durch den Erwerb der sie bestimmenden Vermögensgegenstände, Rechte, Vertragspositionen und ähnlichem sowie auf den Erwerb sonstiger Sacheinlagen.

Der Vorstand wird in jedem Einzelfall sorgfältig prüfen, ob der Einsatz dieses Instruments notwendig ist und der Wert der neuen Aktien in angemessenem Verhältnis zum Wert der zu erwerbenden Sacheinlage steht, bevor er die Zustimmung des Aufsichtsrats zu einer Kapitalerhöhung einholt. Die Einräumung der Möglichkeit, durch die Schaffung eines genehmigten Kapitals das Bezugsrecht der Aktionäre in Einzelfällen auszuschließen, ist für diese Fälle notwendig, da die Einberufung der Hauptversammlung zum Beschluss über einen entsprechenden konkreten Fall zum einen teuer und zum anderen häufig aus Zeitgründen nicht möglich ist.

Ferner soll der Vorstand berechtigt sein, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, um das Grundkapital der Gesellschaft einmal oder mehrmals um bis zu insgesamt nominal Euro 57.000,-- durch Ausgabe neuer Stückaktien gegen Bareinlagen zu einem Ausgabebetrag zu erhöhen, der den Börsenpreis der Aktien der gesamten Gesellschaft zum Zeitpunkt der Festlegung des Ausgabebetrags durch den Vorstand nicht wesentlich unterschreitet. Dieser Vorschlag beruht auf der Regelung des § 186 Abs. 3 Satz 4 AktG. Danach ist der Ausschluss des Bezugsrechts zulässig, wenn die Kapitalerhöhung gegen Bareinlagen 10% des Grundkapitals nicht überschreitet und der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet.

Vorstand und Aufsichtsrat der Gesellschaft haben der Hauptversammlung auch vorgeschlagen, gegebenenfalls Spitzenbeträge von dem Bezugsrecht der Aktionäre auszuschließen. Hierfür sind technische Gründe maßgeblich; ohne eine entsprechende Ermächtigung kann es dem Vorstand im Einzelfall nicht möglich sein, ein glattes Bezugsverhältnis herzustellen.

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8. Ermächtigung zur Ausgabe von Wandel- und/oder Optionsschuldverschreibungen, Schaffung eines bedingten Kapitals II und Satzungsänderung

Um zukünftig die Möglichkeit zur Begebung von Wandel- und/oder Optionsschuldverschreibungen zu haben, wird der Hauptversammlung vorgeschlagen, eine Ermächtigung zur Ausgabe von Wandel- und/oder Optionsschuldverschreibungen sowie ein bedingtes Kapital zu beschließen, das der Bedienung von Wandlungs- und/oder Optionsrechten aus dieser Ermächtigung dient.

Vorstand und Aufsichtsrat schlagen daher vor zu beschließen:

1. Ermächtigung zur Ausgabe von Wandel- und/oder Optionsschuldverschreibungen

Der Vorstand wird ermächtigt, bis zum 23.06.2009 mit Zustimmung des Aufsichtsrats einmalig oder mehrmals auf den Inhaber und/oder auf den Namen lautende Wandel- und/oder Optionsschuldverschreibungen im Gesamtnennbetrag von bis zu Euro 160.000.000,-- zu begeben und den Inhabern bzw. Gläubigern von diesen Wandelschuldverschreibungen Wandlungsrechte und den Inhabern bzw. Gläubigern von diesen Optionsschuldverschreibungen Optionsrechte auf bis zu insgesamt 3.930.000 neue auf den Inhaber lautende Stückaktien der Gesellschaft nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren. Die Laufzeit der Wandel- und/oder Optionsschuldverschreibungen kann bis zu fünfzehn Jahre betragen.

Die Wandel- und/oder Optionsschuldverschreibungen können in Euro oder – im entsprechenden Gegenwert – in einer anderen gesetzlichen Währung, beispielsweise eines OECD-Landes, begeben werden. Sie können auch durch eine 100%ige unmittelbare oder mittelbare ausländische Beteiligungsgesellschaft der Gesellschaft ausgegeben werden; in einem solchen Falle wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Gesellschaft die Garantie für die Wandel- und/oder Optionsschuldverschreibungen zu übernehmen und den Inhabern bzw. Gläubigern solcher Wandel- und/oder Optionsschuldverschreibungen Wandlungs- bzw. Optionsrechte auf neue, auf den Inhaber lautende Stückaktien der Gesellschaft zu gewähren.

Die Anleiheemissionen werden in jeweils unter sich gleichberechtigte Teilschuldverschreibungen eingeteilt.

Im Falle der Ausgabe von Optionsschuldverschreibungen werden jeder Teilschuldverschreibung ein oder mehrere Optionsscheine beigefügt, die den Inhaber berechtigen, nach Maßgabe der vom Vorstand festzulegenden Optionsbedingungen auf den Inhaber lautende Stückaktien der Gesellschaft zu beziehen. Der anteilige Betrag am Grundkapital der je Teilschuldverschreibung zu beziehenden Stückaktien der Gesellschaft darf den Nennbetrag der Teilschuldverschreibung nicht überschreiten. Die Laufzeit des Optionsrechts darf höchstens fünfzehn Jahre betragen.

Im Falle der Ausgabe von Wandelschuldverschreibungen erhalten die Inhaber bzw. Gläubiger der Teilschuldverschreibungen das Recht, ihre Teilschuldverschreibungen nach näherer Maßgabe der vom Vorstand festzulegenden Wandelanleihebedingungen in auf den Inhaber lautende Stückaktien der Gesellschaft umzutauschen. Das Umtauschverhältnis ergibt sich aus der Division des Nennbetrags einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine auf den Inhaber lautende Stückaktie der Gesellschaft. Das Umtauschverhältnis kann sich auch durch Division des unter dem Nennbetrag liegenden Ausgabebetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine neue, auf den Inhaber lautende Stückaktie der Gesellschaft ergeben. Das Umtauschverhältnis kann auf ein Wandlungsverhältnis mit voller Zahl abgerundet werden; ferner kann gegebenenfalls eine in bar zu leistende Zuzahlung festgesetzt werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden. Der anteilige Betrag am Grundkapital der bei Wandlung auszugebenden Aktien darf den Nennbetrag der Teilschuldverschreibung nicht übersteigen. Die Wandelanleihebedingungen können auch eine Wandlungspflicht zum Ende der Laufzeit oder zu einem früheren Zeitpunkt vorsehen.

Die Anleihebedingungen können jeweils festlegen, dass im Falle der Wandlung bzw. Optionsausübung oder der Erfüllung von Wandlungspflichten auch eigene Aktien der Gesellschaft gewährt werden können. Ferner kann vorgesehen werden, dass die Gesellschaft den Wandlungs- bzw. Optionsberechtigten nicht

Aktien der Gesellschaft gewährt, sondern den Gegenwert in Geld zahlt. In den Wandel- bzw. Optionsanleihebedingungen kann außerdem vorgesehen werden, dass die Zahl der bei Ausübung der Wandlungs- bzw. Optionsrechte oder nach Erfüllung der Wandlungspflichten zu beziehenden Aktien bzw. ein diesbezügliches Umtauschrecht variabel sind und/oder der Wandlungs- bzw. Optionspreis innerhalb einer vom Vorstand festzulegenden Bandbreite in Abhängigkeit von der Entwicklung des Aktienkurses oder als Folge von Verwässerungsschutzbestimmungen während der Laufzeit verändert werden kann.

Der jeweils festzusetzende Wandlungs- bzw. Optionspreis für auf den Inhaber lautende Stückaktien der Gesellschaft wird in Euro festgelegt und muss – auch bei einem variablen Umtauschverhältnis bzw. einem variablen Wandlungs- bzw. Optionspreis – entweder mindestens 80% des Mittelwerts der Kurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem entsprechenden Nachfolgesystem) an den zehn Börsenhandelstagen vor dem Tag der Beschlussfassung durch den Vorstand über die Begebung der Wandel- oder Optionsschuldverschreibungen betragen oder mindestens 80% des Mittelwerts der Kurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem entsprechenden Nachfolgesystem) während der Tage, an denen die Bezugsrechte auf die Wandel- und/oder Optionsschuldverschreibung an der Frankfurter Wertpapierbörse gehandelt werden (mit Ausnahme der beiden letzten Börsenhandelstage des Bezugsrechtshandels), entsprechen.

Der Wandlungs- bzw. Optionspreis wird unbeschadet des § 9 Abs. 1 AktG aufgrund einer Verwässerungsschutzklausel nach näherer Bestimmung der Wandel- bzw. Optionsanleihebedingungen durch Zahlung eines entsprechenden Betrages in Geld bei Ausübung des Wandlungsrechts oder Erfüllung der Wandlungspflicht bzw. durch Herabsetzung der Zuzahlung ermäßigt, wenn die Gesellschaft während der Wandlungs- oder Optionsfrist unter Einräumung eines Bezugsrechts für ihre Aktionäre das Grundkapital erhöht oder weitere Wandel- oder Optionsschuldverschreibungen begibt oder garantiert bzw. sonstige Optionsrechte gewährt oder garantiert und den Inhabern von Wandlungs- und Optionsrechten bzw. den Inhabern oder Gläubigern von mit Wandlungspflichten ausgestatteten Wandel- oder Optionsschuldverschreibungen kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung ihrer Wandlungs- oder Optionsrechte oder nach Erfüllung der Wandlungspflichten zustehen würde. Statt einer Zahlung in bar bzw. einer Herabsetzung der Zuzahlung kann auch – soweit möglich – das Umtauschverhältnis durch Division mit dem ermäßigten Wandlungspreis angepasst werden. Die Bedingungen können darüber hinaus für den Fall einer Kapitalerhöhung aus Gesellschaftsmitteln, einer Kapitalherabsetzung, eines Aktiensplitts oder einer Sonderdividende Anpassungen vorsehen.

Den Aktionären steht grundsätzlich ein Bezugsrecht zu. Die Wandel- und/oder Optionsschuldverschreibungen können auch von einem Kreditinstitut mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Der Vorstand wird jedoch ermächtigt, mit Zustimmung des Aufsichtsrats in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG das Bezugsrecht der Aktionäre auf Schuldverschreibungen mit Wandel- oder Optionsrechten insoweit auszuschließen, als Wandlungs- und/oder Optionsrechte in auf den Inhaber lautende Stückaktien der Gesellschaft mit einem rechnerischen Betrag des Grundkapitals von bis zu 10% des Grundkapitals der Gesellschaft, und zwar im Zeitpunkt des Wirksamwerdens und im Zeitpunkt der Ausübung dieser Ermächtigung, gewährt werden. Auf diese Begrenzung auf 10% des Grundkapitals ist die Veräußerung eigener Aktien anzurechnen, sofern die Aktien nach Wirksamwerden dieser Ermächtigung aufgrund einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung geltenden bzw. an deren Stelle tretende Ermächtigung gemäß § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts veräußert werden. Ferner sind auf diese Begrenzung auf 10% des Grundkapitals diejenigen Aktien anzurechnen, die nach Wirksamwerden dieser Ermächtigung unter Ausnutzung einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung beschlossenen bzw. an deren Stelle tretende Ermächtigung zur Ausgabe neuer Aktien aus genehmigtem Kapital gemäß § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts ausgegeben werden. Sofern der Vorstand von dieser Ermächtigung zum Bezugsrechtsausschluss Gebrauch macht, darf der Ausgabepreis den nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert der Wandel- bzw. Optionsschuldverschreibung nicht

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wesentlich unterschreiten. Der Vorstand ist verpflichtet, bei jeder Emission das Gutachten einer anerkannten Investmentbank oder Wirtschaftsprüfungsgesellschaft einzuholen, das bestätigt, dass der Ausgabepreis den Marktwert der Wandel- und/oder Optionsschuldverschreibungen nicht wesentlich unterschreitet.

Sofern der Vorstand von der vorgenannten Ermächtigung zum Bezugsrechtsausschluss keinen Gebrauch macht, ist er ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre für Spitzenbeträge auszuschließen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Inhaber lautende Stückaktien der Gesellschaft und/oder den Inhabern oder Gläubigern von mit Wandlungspflichten ausgestatteten Wandelschuldverschreibungen ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- und Optionsrechte bzw. nach Erfüllung der Wandlungspflichten zustehen würde.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Ausgabe und Ausstattung der Emissionen, insbesondere den Zinssatz, den Ausgabekurs und die Laufzeit festzusetzen bzw. im Einvernehmen mit den Organen der die Emissionen begebenden ausländischen Beteiligungsgesellschaften festzulegen.

2. Schaffung eines neuen bedingten Kapitals II

Das Grundkapital der Gesellschaft wird um bis zu Euro 3.930.000,-- durch Ausgabe von bis zu 3.930.000 neuen, auf den Inhaber lautende Stückaktien bedingt erhöht (bedingtes Kapital II). Die bedingte Kapitalerhöhung dient der Gewährung von Aktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, die gemäß vorstehender Ermächtigung begeben werden.

Die Ausgabe erfolgt zu dem gemäß Ziffer 1 jeweils festzulegenden Wandlungs- bzw. Optionspreis. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von Wandlungs- bzw. Optionsrechten Gebrauch gemacht wird oder Wandlungspflichten aus solchen Wandel- und/oder Optionsschuldverschreibungen erfüllt werden und soweit nicht eigene Aktien zur Bedienung eingesetzt werden.

Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen.

3. Satzungsänderung

§ 5 der Satzung (Grundkapital) wird um folgenden neuen Absatz 7 erweitert:

"(7) Das Grundkapital der Gesellschaft wird um bis zu nominal Euro 3.930.000,-- durch Ausgabe von bis zu 3.930.000 neuen, auf den Inhaber lautende Stückaktien bedingt erhöht (bedingtes Kapital II). Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, als die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, zu deren Ausgabe der Vorstand von der Hauptversammlung durch Beschluss vom 24.06.2004 ermächtigt wurde, von ihren Wandlungs- und Optionsrechten auf Aktien der Gesellschaft Gebrauch machen bzw. ihre Wandlungspflichten aus solchen Wandel- und/oder Optionsschuldverschreibungen erfüllen. Die neuen Aktien sind ab dem Beginn des bei ihrer Ausgabe laufenden Geschäftsjahres dividendenberechtigt. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzulegen."

Zur Klarstellung wird das bisherige gemäß § 5 Abs. 6 Satz 3 der Satzung bezeichnete bedingte Kapital in bedingtes Kapital I umbenannt. In § 5 Abs. 6 Satz 3 der Satzung werden deshalb die Worte "bedingtes Kapital" durch die Worte "bedingtes Kapital I" ersetzt.

Die bisherigen Absätze 7-9 werden in ihrer Nummerierung entsprechend angepasst. Der bisherige Absatz 8 (jetzt Absatz 9) wird wie folgt geändert:

"(9) Der Aufsichtsrat wird ermächtigt, die Fassung der vorstehenden Absätze 1-7 entsprechend dem Umfang der Kapitalerhöhung aus bedingten Kapitalien bzw. genehmigten Kapitalien zu ändern."

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Bericht des Vorstands zu TOP 8 gemäß § 221 Abs. 4 i.V.m. § 186 Abs. 3 Satz 4, Abs. 4 Satz 2 AktG

Der Hauptversammlung wird die Schaffung einer Ermächtigung zur Ausgabe von Wandel- und/oder Optionsschuldverschreibungen vorgeschlagen. Danach sollen Wandel- und/oder Optionsschuldverschreibungen bis zu einem Gesamtnennbetrag von Euro 160.000.000,--, die zum Bezug von bis zu 3.930.000 auf den Inhaber lautende Stückaktien der Gesellschaft berechtigen, begeben werden können.

Die Emission von Wandel- und/oder Optionsschuldverschreibungen auf Aktien der Gesellschaft ermöglicht die Aufnahme von Kapital zu attraktiven Konditionen. Die erzielten Wandel- bzw. Optionsprämien kommen der Gesellschaft zugute und ermöglichen ihr so die Nutzung attraktiver Finanzierungsmöglichkeiten. Die ferner vorgesehene Möglichkeit, neben der Einräumung von Wandel- und/oder Optionsrechten auch Wandelpflichten zu begründen, erweitert den Spielraum für die Ausgestaltung dieses Finanzierungsinstruments. Die Ermächtigung gibt der Gesellschaft die erforderliche Flexibilität, die Schuldverschreibungen selbst oder über 100%ige Beteiligungsgesellschaften zu platzieren. Schuldverschreibungen können außer in Euro auch in anderen Währungen, beispielsweise der gesetzlichen Währung eines OECD-Landes, ausgegeben werden.

Den Aktionären ist grundsätzlich ein Bezugsrecht zu gewähren. Der Vorstand soll jedoch ermächtigt werden, mit Zustimmung des Aufsichtsrats das Bezugsrecht in sinngemäßer Anwendung des § 186 Abs. 3 Satz 4 AktG insoweit auszuschließen, als sich die Ausgabe von Aktien aufgrund von Wandlungs- bzw. Optionsrechten oder Wandlungspflichten auf bis 10% des Grundkapitals der Gesellschaft beschränkt. Auf diese Beschränkung auf 10% des Grundkapitals ist die Ausgabe neuer Aktien gegen bar anzurechnen, soweit sie nach Wirksamwerden dieser Ermächtigung unter Ausnutzung einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung beschlossenen bzw. an deren Stelle tretenden Ermächtigung zur Ausgabe neuer Aktien aus genehmigtem Kapital gemäß § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts erfolgt. Ebenso ist die Veräußerung eigener Aktien anzurechnen, sofern die Aktien nach Wirksamwerden dieser Ermächtigung aufgrund einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung geltenden bzw. an deren Stelle tretende Ermächtigung gemäß § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts veräußert werden. Durch diese Anrechnungen wird sichergestellt, dass keine Wandel- und/oder Optionsschuldverschreibungen ausgegeben werden, wenn dies dazu führen würde, dass insgesamt für mehr als 10% des Grundkapitals das Bezugsrecht der Aktionäre in unmittelbarer oder mittelbarer Anwendung von § 186 Abs. 3 Satz 4 AktG ohne besonderen sachlichen Grund ausgeschlossen wird. Diese weitergehende Beschränkung liegt im Interesse der Aktionäre, die bei Kapitalmaßnahmen ihre Beteiligungsquote möglichst aufrechterhalten wollen.

Durch diese Möglichkeit des Ausschlusses des Bezugsrechts erhält die Gesellschaft die Flexibilität, günstige Kapitalmarktsituationen kurzfristig wahrzunehmen. Maßgeblich hierfür ist, dass im Gegensatz zu einer Emission einer Wandel- und/oder Optionsschuldverschreibung mit Bezugsrecht der Ausgabepreis erst unmittelbar vor der Platzierung festgesetzt werden kann, wodurch ein Kursänderungsrisiko für den Zeitraum einer Bezugsfrist vermieden werden kann.

Für den Fall eines solchen Bezugsrechtsausschlusses ergibt sich aus der sinngemäßen Geltung von § 186 Abs. 3 Satz 4 AktG das Erfordernis einer Festlegung des Ausgabepreises nicht wesentlich unter dem Marktwert. Damit soll dem Schutzbedürfnis der Aktionäre hinsichtlich einer Verwässerung ihres Anteilsbesitzes Rechnung getragen werden. Aufgrund der in der Ermächtigung vorgesehenen Festlegung des Ausgabepreises der Wandel- und/oder Optionsschuldverschreibung nicht wesentlich unter dem rechnerischen Marktwert würde der Wert eines Bezugsrechts praktisch auf Null sinken. Um diese Anforderung für die Begebung von Wandel- und/oder Optionsschuldverschreibungen sicherzustellen, darf der Ausgabepreis den nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert der Wandel- bzw. Optionsschuldverschreibung nicht wesentlich unterschreiten. In diesem Zusammenhang ist der Vorstand verpflichtet, bei jeder Emission das Gutachten einer anerkannten Investmentbank oder Wirtschaftsprüfungsgesellschaft einzuholen, das bestätigen muss, dass der Ausgabepreis den Marktwert der Wandel- und/oder Optionsschuldverschreibungen nicht wesentlich unterschreitet. Dann nämlich ist der Schutz der Aktionäre vor einer Verwässerung ihres Anteilsbesitzes gewährleistet, und den Aktionären entsteht kein wirtschaftlicher Nachteil durch einen Bezugsrechtsaus-

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schluss. Aktionäre, die ihren Anteil am Grundkapital der Gesellschaft aufrechterhalten möchten, können dies durch einen Zukauf über den Markt erreichen.

Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht auszunehmen. Solche Spitzenbeträge können sich aus dem Betrag des jeweiligen Emissionsvolumens und der Darstellung eines praktikablen Bezugsverhältnisses ergeben. Ein Ausschluss des Bezugsrechts erleichtert in diesen Fällen die Abwicklung der Kapitalmaßnahme. Die vom Bezugsrecht der Aktionäre ausgeschlossenen freien Spitzen werden entweder durch Verkauf, über die Börse oder in sonstiger Weise bestmöglich für die Gesellschaft verwertet.

Weiterhin soll der Vorstand die Möglichkeit erhalten, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, um den Inhabern von Wandlungs- und/oder Optionsrechten oder auch den Inhabern oder Gläubigern von mit Wandlungspflichten ausgestatteten Wandelschuldverschreibungen ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung der Wandlungs- bzw. Optionsrechte oder nach Erfüllung der Wandlungspflichten zustehen würde. Dies bietet die Möglichkeit zu verhindern, dass im Falle einer Ausnutzung der Ermächtigung der Options- bzw. Wandlungspreis für die Inhaber bereits bestehender Wandlungs- bzw. Optionsrechte nach den Options- und Wandlungsbedingungen ermäßigt werden muss.

In den Anleihebedingungen kann – zur Erhöhung der Flexibilität – vorgesehen werden, dass die Gesellschaft einem Wandlungsberechtigten bzw. Optionsberechtigten nicht Aktien der Gesellschaft gewährt, sondern den Gegenwert in Geld zahlt. Ferner kann vorgesehen werden, dass die Zahl der bei Ausübung der Options- oder Wandlungsrechte oder nach Erfüllung der Wandlungspflichten zu beziehenden Aktien bzw. ein diesbezügliches Umtauschrecht variabel ist und/oder der Wandlungs- bzw. Optionspreis innerhalb einer vom Vorstand festzulegenden Bandbreite in Abhängigkeit von der Entwicklung des Aktienkurses oder als Folge von Verwässerungsschutzbestimmungen während der Laufzeit verändert werden kann.

Der jeweils festzusetzende Wandlungs- bzw. Optionspreis für eine Aktie muss indessen – auch bei einem variablen Umtauschverhältnis bzw. einem variablen Wandlungs- oder Optionspreis – entweder mindestens 80% des Mittelwerts der Kurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem entsprechenden Nachfolgesystem) an den zehn Börsenhandelstagen vor dem Tag der Beschlussfassung durch den Vorstand über die Begebung der Wandel- und/oder Optionsschuldverschreibungen betragen oder mindestens 80% des Mittelwerts der Kurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem entsprechenden Nachfolgesystem) während der Tage, an denen die Bezugsrechte an der Wertpapierbörse Frankfurt gehandelt werden, mit Ausnahme der beiden letzten Börsenhandelstage des Bezugsrechtshandels, entsprechen.

Das vorgesehene bedingte Kapital dient dazu, die mit den Wandel- und/oder Optionsschuldverschreibungen verbundenen Wandlungs- bzw. Optionsrechte zu bedienen oder Wandlungspflichten auf Aktien der Gesellschaft zu erfüllen, soweit dazu nicht eigene Aktien eingesetzt werden.

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TEILNAHME

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die ihre Aktien bis spätestens Freitag, den 18. Juni 2004 während der üblichen Geschäftsstunden bei der Gesellschaft oder einer der nachstehend aufgeführten Hinterlegungsstellen hinterlegen und bis zur Beendigung der Hauptversammlung dort belassen. Die Hinterlegung ist auch dann ordnungsgemäß erfolgt, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Hinterlegungsstellen sind:

- DZ BANK AG Deutsche Zentral-Genossenschaftsbank
- Baden-Württembergische Bank AG
- Bayerische Hypo- und Vereinsbank AG

Die Aktien können bis zum angegebenen Zeitpunkt auch bei einem deutschen Notar oder einer Wertpapiersammelbank gegen Ausstellung einer Bescheinigung hinterlegt werden. In diesem Falle ist die Bescheinigung über die Hinterlegung in Urschrift oder in beglaubigter Abschrift spätestens am Montag, den 21. Juni 2004 bei der Gesellschaft einzureichen.

Die Aktionäre, die nicht persönlich an der Hauptversammlung teilnehmen wollen, können ihr Stimmrecht unter entsprechender Vollmachtserteilung durch einen Bevollmächtigten, z.B. durch das depotführende Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl, ausüben lassen.

Als besonderen Service bieten wir unseren Aktionären an, einen von der Gesellschaft benannten weisungsgebundenen Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Die Gesellschaft hat Herrn Winfried Stanislaus als Stimmrechtsvertreter benannt. Die Aktionäre, die dem von der Gesellschaft benannten Stimmrechtsvertreter eine Vollmacht erteilen wollen, benötigen hierzu eine Eintrittskarte zur Hauptversammlung.

Vollmachten und Weisungen müssen schriftlich erteilt werden. Die notwendigen Unterlagen und Informationen erhalten unsere Aktionäre zusammen mit der Eintrittskarte. Wir bitten, die ausgefüllten Vollmachts- und Weisungsvordrucke im Original bis spätestens Montag, den 21. Juni 2004 (Eingangsdatum) an die FJH AG, Abteilung Investor Relations, Leonhard-Moll-Bogen 10, 81373 München, zurückzusenden. Auch im Falle einer Bevollmächtigung des von der Gesellschaft benannten Stimmrechtsvertreters ist eine fristgerechte Hinterlegung der Aktien nach den vorstehenden Bestimmungen erforderlich.

Gegenanträge gegen einen Vorschlag von Vorstand und Aufsichtsrat zu einem bestimmten Tagesordnungspunkt gemäß § 126 Abs. 1 AktG sind innerhalb der gesetzlichen Pflicht bis zum Freitag, den 11. Juni 2004 (Eingangsdatum) ausschließlich zu richten an:

FJH AG, Herrn Dr. Thomas Meindl,
Leonhard-Moll-Bogen 10, 81373 München
oder per E-Mail an: thomas.meindl@fjh.com

Das Vorhandensein von Gegenanträgen und deren Wortlaut wird den Aktionären unverzüglich im Internet zugänglich gemacht. Diese können unter der Internetadresse der FJH AG (http://www.fjh.com) abgerufen werden. Eventuelle Stellungnahmen werden ebenfalls unter der genannten Internetadresse veröffentlicht.

FJH AG
Der Vorstand

Im Mai 2004

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ANFAHRTSWEGE ZUM HOTEL HOLIDAY INN MUNICH CITY CENTRE (VORMALS FORUM HOTEL)

Das Hotel Holiday Inn Munich City Centre liegt gegenüber dem Kulturzentrum Gasteig (Philharmonie), nur wenige Gehminuten vom Deutschen Museum und dem *Marienplatz entfernt.*

Die S-Bahnstation "Rosenheimer Platz" befindet sich innerhalb des Gebäudekomplexes, mit direkter Anbindung an das gesamte Münchner U- und S-Bahnnetz, einschließlich der Flughafenlinien S8 und S1.


Hotel Holiday Inn Munich City Centre
Oper
Maximilian Str.
Hofbräu-haus
Marien-platz
Zweibrücken Str.
Isar
Am Gasteig
Gasteig
Rosenh. Str.
Erhardt Str.
Deutsches Museum
Hochstr.
Landshut
Flughafen München
Flughafen West
Munich Airport
Nürnberg
A92
AB-Kreuz Neufahrn
A9
A99
AB-Kreuz Feldmoching
Stuttgart
AB-Kreuz Mü.-Nord
AB-Kreuz Eschenried
A8
München
A99
Hbf
Rosen-heimer Platz
Messe München
AB-Kreuz Mü.-Ost
A96
Lindau
A95 Garmisch
A995
AB-Kreuz Mü.-Süd
A8
Salzburg

Hotel Holiday Inn Munich City Centre

Hochstraße 3	Tel.: +49 89 4803-0
81669 München	Fax: +49 89 4488277

FILE NO.
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FJH AG
Leonhard-Moll-Bogen 10
D-81373 München
Tel.: +49 89 76901-0
Fax: +49 89 7698813

Internet: www.fjh.com

E-Mail: investor.relations@fjh.com